Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PPG INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	25-0730780
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One PPG Place
Pittsburgh, Pennsylvania	15272
(Address of principal executive offices)	(Zip Code)
PPG INDUSTRIES, INC.
DEFERRED COMPENSATION PLAN FOR DIRECTORS
(Full title of the plan)
James C. Diggs, Esq.
Senior Vice President, General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
(Name and address of agent for service)
(412) 434-3131
(Telephone number, including area code, of agent for service)
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of		maximum offering	maximum	Amount of
securities	Amount to be	price	aggregate	registration
to be registered	registered	per share	offering price	fee
Deferred Compensation Obligations (1)	$2,000,000(2)	N/A	$2,000,000	$574
Common Stock,$1.66 2/3 par value	50,000	$67.15(3)	$3,357,500

(1)	The Deferred Compensation Obligations are unsecured obligations of PPG Industries, Inc. (the “Registrant”) to pay deferred compensation in accordance with the terms of the PPG Industries, Inc. Deferred Compensation Plan for Directors (the “Plan”).

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended (the “Securities Act”).

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h). The fee is calculated on the basis of the average of the high and low prices for the Registrant’s Common Stock , $1.66-2/3 par value (“Common Stock”), reported on the New York Stock Exchange February 5, 2007.

EXPLANATORY NOTE
     The Registrant is including the Deferred Compensation Obligations (as defined below) in this Registration Statement because of the uncertainty as to whether the Deferred Compensation Obligations would or should be considered “securities,” or be subject to registration, under the Securities Act. The inclusion of the Deferred Compensation Obligations in this Registration Statement is not an admission by the Registrant that the Deferred Compensation Obligations are securities or are subject to the registration requirements of the Securities Act.

II-1

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
   Item 3. Incorporation of Documents by Reference.
     The following documents filed by the Registrant with the Securities Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference into this Registration Statement:
     (a) the Registrant’s Annual Report on Form 10-K filed with the Commission for the fiscal year ended December 31, 2005 (File No. 001-01687),
     (b) the Registrant’s Quarterly Reports on Form 10-Q for the quarterly periods ended on March 31, 2006, June 30, 2006 and September 30, 2006 (File No. 001-01687),
     (c) the Registrant’s Current Reports on Form 8-K filed with the Commission on January 18, 2007, January 3, 2007, December 26, 2006, December 22, 2006, December 19, 2006, December 13, 2006, November 16, 2006, November 2, 2006, October 19, 2006, September 27, 2006, July 21, 2006, July 20, 2006, June 29, 2006, May 5, 2006, April 21, 2006, April 20, 2006, February 22, 2006 and January 19, 2006, and
     (d) the description of the Registrant’s Common Stock contained in any Registration Statement filed pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), including all amendments and reports updating such description.
     All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement. Each document incorporated by reference into this Registration Statement shall be deemed to be a part of this Registration Statement from the date of filing of such document with the Commission until the information contained therein is superseded or updated by any subsequently filed document which is incorporated by reference into this Registration Statement or by any document which constitutes part of the prospectus relating to the Plan.
   Item 4. Description of Securities.
     The shares of Common Stock to be offered under this Registration Statement are registered under Section 12 of the Exchange Act.
     The following is a summary of the $2,000,000 of deferred compensation obligations that may be issued by the Registrant pursuant to the Plan (the “Deferred Compensation Obligations”). The Deferred Compensation Obligations are not registered under Section 12 of the Exchange Act. This summary is qualified in its entirety by reference to the terms of the Plan filed as Exhibit 4.4 hereto and incorporated herein by reference.
     In the discretion of the Registrant, each non-employee member of the Board of Directors of the Registrant who is not also an officer of the Registrant (“Eligible Individuals”) is eligible to participate in the Plan. Eligible

Individuals are permitted under the terms of the Plan to defer receipt of compensation that is payable in cash, in shares of the Registrant’s Common Stock or otherwise and specifically included in the Eligible Individual’s annual retainer and fees for attending meetings of the Board of Directors of the Registrant or any committee thereof as well as any dividend equivalent paid with respect to a restricted stock unit award (referred to collectively as “Compensation”).
     An election to defer the receipt of Compensation for a calendar year must be made by December 31 of the prior calendar year. Provided however that in the first calendar year in which an Eligible Individual becomes a director, an election to defer may be made as to the remainder of such year, effective with respect to Compensation for services after the date of such election provided the election is filed with the Secretary of the Registrant within thirty (30) days of the individual’s election to the Board of Directors of the Registrant. Once deferral has been elected, it shall become irrevocable for the next succeeding calendar year and, unless revoked in writing or superseded by a new election effective for calendar years after the year in which such revocation or new election is executed, shall continue in effect for each calendar year thereafter.
     When an Eligible Individual defers the receipt of Compensation, the Registrant retains the amount deferred and credits the value of such amount by book entry to an account in the name of the Eligible Individual on the same date that it would otherwise be payable and shall thereafter be paid from the general funds of the Registrant.
     The number of Common Stock Units to be credited to the Stock Account of a Participant is equal to the quotient obtained by dividing the unpaid deferred amount to be credited to the Stock Account by the closing price of a share of the Common Stock on the date on which such deferred amount is credited on the books of the Registrant (or if such stock was not traded on that date, on the next preceding date on which it was traded), as reported on the New York Stock Exchange Composite Transactions. Dividend Equivalents are credited to each Stock Account as of each dividend payment date declared with respect to the Registrant’s Common Stock.
     The Registrant assumes a general, unsecured contractual obligation to pay to each Eligible Individual, at the times described below, the amounts credited to each Eligible Individual’s account under the Plan. Each participant is a contractual, unsecured creditor of the Registrant with a claim against the Registrant for the amount credited to the Eligible Individual’s account under the Plan. The Deferred Compensation Obligations are unsecured, contractual obligations of the Registrant and rank equally with other unsecured and subordinated indebtedness of the Registrant from time to time outstanding.
     The Registrant will not set aside or earmark funds for the payment of the Deferred Compensation Obligations to Eligible Individuals under the Plan and all amounts shall constitute unsecured contractual obligations of the Registrant. However, upon, or in reasonable anticipation of a change in control as defined in the Plan, the Registrant shall immediately make a payment in cash to a trustee to be held in a rabbi trust on such terms as the senior human resources officer and the senior finance officer of the Registrant, or either of them, shall deem appropriate of a sufficient amount to insure that Eligible Individuals receive the payment of all amounts as contemplated under the Plan.
     No rights under the Plan may be transferred or assigned except that an Eligible Individual may designate, in writing filed with the Secretary of the Registrant, his or her spouse or children, a trustee or his or her executor or executrix as Beneficiary (as defined in the Plan) to receive any unpaid amounts under the Plan after the death of the Eligible Individual. In the absence of any such designation or in the event that the designated person or entity shall not be in existence at the time a payment under the Plan comes due, the Beneficiary of the Eligible Individual shall be the Eligible Individual’s legal representative.
     Payment of an Eligible Individual’s Deferred Compensation Obligations generally is made six months and 10 days following the date on which the Participant separates from service with the Registrant (within the meaning of Section 409A of the Internal Revenue Code). Payment is in the form of a lump sum on the date that is six months and

10 days following the date on which the Eligible Individual separates from service with the Registrant (within the meaning of Section 409A of the Internal Revenue Code). However, payment will be made as soon as administratively feasible following the Eligible Individual’s:
•	disability (termination of employment by reason of total and permanent disability, which is the inability of an Eligible Individual to engage in any substantial gainful activity by reason of any physical or mental impairment which is expected to result in death or be of long, continued and indefinite duration, as certified by a written opinion of a physician selected by the administrator of the Plan); or

•	death.
In the event of the Eligible Individual’s death or disability, payment of Deferred Compensation Obligations is made (or commences) to the Eligible Individual (or, in the case of the Eligible Individual’s death, to the Eligible Individual’s beneficiary or beneficiaries).
     Payment is made in the form of Common Stock, provided that payment with respect to any partial Common Stock will be made in the form of cash.
     The Deferred Compensation Obligations are not convertible into securities of the Registrant (except to the extent that payments to an Eligible Individual may be paid in the form of shares of the Registrant’s Common Stock, as described above), and Eligible Individuals have no voting rights with respect to the Deferred Compensation Obligations. The Deferred Compensation Obligations will not have the benefit of any negative pledge or other affirmative or negative covenant on the part of the Registrant. No trustee has been appointed having authority to take action with respect to the Deferred Compensation Obligations and each participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any request for consents, waivers, or amendments to the Deferred Compensation Obligations, enforcing covenants and taking action upon any default.
     The Plan is administered by a committee appointed by the Board of Directors of the Registrant. The committee has all rights, duties and powers necessary or appropriate for the administration of the Plan.
     The Registrant has the right, in its sole discretion, to amend or terminate the Plan at any time, for any reason (or for no reason), without notice, retroactively or prospectively. No such amendment or termination may reduce the amount credited to an Eligible Individual’s account as of the date the amendment or termination is authorized.
   Item 5. Interests of Named Experts and Counsel.
     The validity of the Common Stock and Deferred Compensations Obligations registered pursuant to this Form S-8 has been passed upon for the Registrant by James C. Diggs, Esq., Senior Vice President, General Counsel and Secretary of the Registrant. Mr. Diggs owns shares of the Registrant’s Common Stock and holds options to purchase shares of the Registrant’s Common Stock. In addition, Mr. Diggs may be granted additional stock awards or other compensation benefits from the Registrant on or after the date hereof.
   Item 6. Indemnification of Directors and Officers.
     Subchapter D of Chapter 17 (Section 1741, et seq.) of the Business Corporation Law of the Commonwealth of Pennsylvania (the “BCL”) provides for indemnification of the Registrant’s directors and officers against certain liabilities under certain circumstances.

     Article Eighth of the Registrant’s Articles of Incorporation provides that no director of the Registrant shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director, to the fullest extent that the laws of the Commonwealth of Pennsylvania permit.
     Article VI of the Registrant’s Bylaws provides that a director, officer or employee shall be found to be entitled to indemnification for expenses (including attorneys fees) and any liabilities (including judgments, fines or penalties and amounts paid in settlement) actually and in good faith paid or incurred by any such person in connection with any actual or threatened proceeding (including any derivative lawsuits) by reason of the fact that such person is or was serving as a director, officer or employee of the Registrant or, at the request of the Registrant, was serving another corporation, partnership, joint venture, trust, employee benefit plan or other entity, unless a referee finds the conduct engaged in to have been such that, if so found by a court, indemnification would be prohibited by Pennsylvania law. The Registrant is also required to indemnify any such person (1) where there has been a determination by a court as to the conduct of the person claiming indemnification such that indemnification would not be prohibited by Pennsylvania law or (2) where the person is otherwise entitled to indemnification by Pennsylvania law. Expenses with respect to a proceeding which are incurred in good faith are required to be advanced by the Registrant prior to final disposition of the proceeding, subject to any obligation to repay the Registrant which is imposed by law or by provision in the Articles, Bylaws, an agreement or otherwise. Under Pennsylvania law, any such advancement of expenses must be made subject to an undertaking to repay the Registrant in the event that it is determined ultimately that the person receiving the advancement is not entitled to indemnification. A written request for such advancement of expenses must be made to the Secretary of the Registrant.
     The selection of the referee is to be made by the Registrant’s general counsel or, if the Registrant’s general counsel is the person claiming indemnification or is otherwise involved in the proceeding, by a senior officer of the Registrant who does not have such a relationship to the proceeding. The referee is defined to be an attorney with substantial expertise in corporate law, who is both independent of the parties and unbiased. The person claiming indemnification may object, within 10 days of the notice of selection of the referee, to the referee selected. If the parties cannot agree on the selection of a referee, or if the Registrant fails to propose a referee, within 45 days of the submission of the request for indemnification, the referee will be selected by the American Arbitration Association.
     The determination of entitlement to indemnification is made by the referee; however, the referee is required to find the person entitled to indemnification unless the referee finds that the conduct of the person was such that if so found by a court, indemnification would be prohibited by Pennsylvania law. The determination of the referee is binding on the Registrant but not on the person claiming indemnification.
     To the extent that a person is entitled to indemnification for only a portion of the expenses or liability resulting from a proceeding, the Registrant is required to indemnify the person for such portion. The Bylaws authorize the Registrant to purchase and maintain insurance, to create a trust fund, to grant a security interest or to use other means (including, without limitation, establishing a letter of credit) to ensure the payment of indemnification.
     The Registrant specifically is authorized to enter into agreements with any director, officer or employee of the Registrant, which agreements may grant rights in furtherance of, different from, or in addition to, but not in limitation of, the rights to indemnification granted in the Bylaws, without further shareholder approval of the terms and conditions of, or the form of, such agreements. Without limitation of the foregoing, in such agreements the Registrant may agree (1) to maintain insurance against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred in accordance with the application of relevant equitable considerations to the relative benefits to, and the relevant fault of, the Registrant.
     The Bylaws provide (1) that the rights granted therein are contract rights, (2) that it will cover acts and omissions occurring on or after January 27, 1987, and (3) that the rights granted will continue as to a person who has ceased to be a director, officer or employee of the Registrant, with respect to a proceeding which results from acts or failures to act while such person was a director, officer or employee of the Registrant.
     Subchapter D of Chapter 17 of the BCL and the Bylaws both also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled. The Registrant also has a policy of directors and officers’ liability insurance to indemnify its directors and officers against certain liabilities incurred in their capacities as such.
   Item 7. Exemption from Registration Claimed.
     None.
   Item 8. Exhibits.
     The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

Exhibit No.	Description
4.1	PPG Industries, Inc. Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 1995 (001-01687)).

4.2	Statement with Respect to Shares, amending the Restated Articles of Incorporation effective April 21, 1998, (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the period ended Dec. 31, 1998 (001-01687)).

4.3	PPG Industries, Inc. Bylaws, as amended and restated effective July 20, 2006, (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on July 21, 2006 (001-01687)).

4.4	PPG Industries, Inc. Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.4 to Registrant’s Annual Report on Form 10-K for the period ended December 31, 2005 (001-01687)).

5.1	Opinion of James C. Diggs, Esquire, Senior Vice President, General Counsel and Secretary of the Registrant, regarding the legality of the securities being registered hereunder.

23.1	Consent of James C. Diggs, Senior Vice President, General Counsel and Secretary of the Registrant (included in the Opinion filed as Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.
   Item 9. Undertakings.
     (a) The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this Registration Statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
* * *
     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on this 15th day of September 2006.

PPG Industries, Inc.
By:	/s/ Charles E. Bunch
Charles E. Bunch
Chairman and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Diggs his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing requisite and necessary to be done in or about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date(s) indicated:

Signature	Capacity	Date
/s/ Charles E. Bunch	Chairman of the Board and Chief Executive Officer
Charles E. Bunch	(Principal Executive Officer) and a Director	September 15, 2006

/s/ William H. Hernandez	Senior Vice President, Finance (Principal Financial
William H. Hernandez	Officer and Principal Accounting Officer)	September 15, 2006

/s/ J.G. Berges
J.G. Berges	Director	September 15, 2006

/s/ E.B. Davis, Jr.
E.B. Davis, Jr.	Director	September 15, 2006

/s/ H. Grant
H. Grant	Director	September 15, 2006

Signature	Capacity	Date
/s/ V.F. Haynes
V.F. Haynes	Director	September 15, 2006

/s/ M.J. Hooper
M.J. Hooper	Director	September 15, 2006

/s/ R. Mehrabian
R. Mehrabian	Director	September 15, 2006

/s/ R. Ripp
R.Ripp	Director	September 15, 2006

/s/ T.J. Usher
T.J. Usher	Director	September 15, 2006

/s/ D.R. Whitwam
D.R. Whitwam	Director	September 15, 2006

EXHIBIT INDEX

Exhibit No.	Description
4.1	PPG Industries, Inc. Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 1995 (001-01687)).

4.2	Statement with Respect to Shares, amending the Restated Articles of Incorporation effective April 21, 1998, (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the period ended Dec. 31, 1998 (001-01687)).

4.3	PPG Industries, Inc. Bylaws, as amended and restated effective July 20, 2006, (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on July 21, 2006 (001-01687)).

4.4	PPG Industries, Inc. Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.4 to Registrant’s Annual Report on Form 10-K for the period ended December 31, 2005 (001-01687).

5.1	Opinion of James C. Diggs, Esquire, Senior Vice President, General Counsel and Secretary of the Registrant, regarding the legality of the securities being registered hereunder.

23.1	Consent of James C. Diggs, Senior Vice President, General Counsel and Secretary of the Registrant (included in the Opinion filed as Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.